Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS High Income Municipal Trust
File No.: 811-05754

MFS High Yield Municipal Trust
File No.: 811-04992

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: December 11, 2025

MFS Investment Management

111 Huntington Avenue

Boston, MA 02199

December 11, 2025

IMPORTANT NOTIFICATION:

MFS® Charter Income Trust (MCR)

MFS® Government Markets Income Trust (MGF)

MFS® High Income Municipal Trust (CXE)

MFS® High Yield Municipal Trust (CMU)

MFS® Intermediate High Income Fund (CIF)

MFS® Intermediate Income Trust (MIN)

MFS® Investment Grade Municipal Trust (CXH)

MFS® Multimarket Income Trust (MMT)

MFS® Municipal Income Trust (MFM)

MFS would like to make you aware of a proposal to reorganize its closed end funds, pending shareholder approval.

On December 11, 2025, the board of trustees of each NYSE-listed MFS closed end fund approved proposals to reorganize seven closed end funds into two existing closed end funds, as follows: MCR, MGF, MIN, and CIF into MMT and CXE, CMU, and CXH into MFM. If the necessary shareholder approvals are obtained, abrdn Inc. (Aberdeen), a global specialist asset manager, will become the investment adviser for both MFM and MMT and the funds will be renamed Aberdeen Municipal Income Fund and Aberdeen Multi-Market Income Fund, respectively. In addition, new Aberdeen trustees will be appointed to replace the existing trustees for MFM and MMT.

The board of trustees of each MFS closed end fund believes that these proposals are in the best long-term interests of each MFS closed end fund shareholder.

MFS is expected to mail proxy materials to shareholders of record of each fund as of December 11, 2025, in late January 2026. The mailing will contain details of the applicable proposals. There is a special shareholder meeting, tentatively scheduled for March 11, 2026, at MFS’ offices at 111 Huntington Ave., Boston, MA 02199. Pending shareholder approval, the transaction is expected to be completed in June 2026.

For more information, please visit www.mfs.com to view a Frequently Asked Questions document and related press releases issued on December 11, 2025.

Thank you for placing your trust in MFS. We welcome your questions regarding this proposed reorganization. Shareholders and financial advisors can contact MFS for more information at (800) 343-2829.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS High Income Municipal Trust
File No.: 811-05754

MFS High Yield Municipal Trust
File No.: 811-04992

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: December 11, 2025

MFS Investment Management

111 Huntington Avenue

Boston, MA 02199

December 11, 2025

IMPORTANT NOTIFICATION:

Reorganization of MFS Closed End Funds

On December 11, 2025, the board of trustees of each NYSE-listed MFS closed end fund approved proposals to reorganize seven closed end funds into two existing closed end funds. The following is proposed for approval by respective fund shareholders:

•	Seven MFS closed end funds will be reorganized into two current closed end funds as follows:
o	Three MFS closed end funds – CXE, CMU, and CXH – which invest primarily in municipal securities will be reorganized into MFS Municipal Income Trust (MFM);
o	Four taxable MFS closed end funds – MCR, MGF, MIN, and CIF – will be reorganized into MFS Multimarket Income Trust (MMT).
•	abrdn Inc. (“Aberdeen”), a global specialist asset manager, will become the investment adviser for MFM and MMT.
•	New Trustees will be appointed for MFM and MMT, replacing the existing Trustees of the Funds.
•	New common shares of MFM and MMT will be issued as part of the proposed reorganization.

Pending shareholder approval, the above proposal is expected to be completed in June 2026, after which MFM and MMT will be rebranded with the Aberdeen name.

If the appointment of Aberdeen as investment adviser is not approved by shareholders of MFM and MMT, MFS will continue to remain as the investment adviser for these funds and current MFS trustees will remain trustees of the closed end funds.

The board of trustees of each MFS closed end fund believe that these proposals are in the best long-term interests of each MFS closed end Fund’s shareholders and therefore recommend a vote FOR the proposal.

Please refer to the following FAQs for more information.

Who can vote for these proposals?

Shareholders of the respective MFS closed end funds as of the record date, December 11, 2025, have the right to vote on their respective funds’ proposals.

How can shareholders learn more about these proposals?

MFS is expected to mail proxy materials to shareholders of record of each fund as of December 11, 2025, in late January 2026. The mailing will contain details of the applicable proposals. In addition, press releases issued on December 11, 2025, posted on mfs.com, also contain details of the proposals.

How will shareholders vote their shares?

The proxy materials will contain instructions for how shareholders can vote their shares. Shareholders will have multiple options to vote: electronically via telephone or web, via US mail or in-person.

Will there be a shareholder meeting?

There is a shareholder meeting tentatively scheduled for March 11, 2026, at MFS’ office at 111 Huntington Ave., Boston, MA 02199. More details about the meeting will be available in the proxy materials.

To which MFS funds does this proposal apply?

These proposals apply to the following NYSE-listed closed end funds managed by MFS:

MFS® Charter Income Trust (MCR)	MFS® High Yield Municipal Trust (CMU)	MFS® Investment Grade Municipal Trust (CXH)
MFS® Government Markets Income Trust (MGF)	MFS® Intermediate High Income Fund (CIF)	MFS® Multimarket Income Trust (MMT)
MFS® High Income Municipal Trust (CXE)	MFS® Intermediate Income Trust (MIN)	MFS® Municipal Income Trust (MFM)

Will the remaining funds be new closed end funds?

The remaining funds will be MFS Municipal Income Trust (MFM) and MFS Multimarket Income Trust (MMT), which, if approved by shareholders of MFM and MMT, respectively, will be adopted by Aberdeen and be rebranded and renamed Aberdeen Municipal Income Fund and Aberdeen Multi-Market Income Fund, respectively.

Will the proposal result in a taxable situation for shareholders?

The reorganization is intended to qualify as a tax-free reorganization by complying with the requirements for a tax-free reorganization under the Internal Revenue Code of 1986.

Additional information about tax consequences will be contained in the proxy materials. MFS urges shareholders to consult with a tax advisor or other financial professionals for further assistance regarding their individual tax circumstances.

Would a shareholder be able to cast a vote if they invested after December 11, 2025?

No. The record date of the proposal for each fund is December 11, 2025.

Will shareholders be contacted proactively to be reminded to vote?

Shareholders may be contacted by the proxy solicitor, EQ Fund Solutions LLC.

Who can shareholders contact if they have questions about the proposal?

•	Shareholders and Financial Advisors can contact MFS with questions: (800) 343-2829.
•	General questions about MFS: Dan Flaherty, MFS Media Relations, dflaherty@mfs.com.

The information in the above FAQ is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This notice may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words. Such forward-looking statements are based on the fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Funds

The funds are closed-end investment company products advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, common shares of the funds are bought and sold in the open market through a stock exchange. Shares may trade at a discount to the net asset value per share. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199